SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒                                                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the calendar year ended December 31, 2017

OR

☐                                                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                      to

Commission file number

CITY NATIONAL BANK PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Full title of the plan and the address of the plan)

CITY NATIONAL BANK

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.	Not Applicable

Item 2.	Not Applicable

Item 3.	Not Applicable

Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and supplemental information prepared in accordance with the financial reporting requirements of ERISA are attached.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Financial Statements and Supplemental Information

December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL BANK
PROFIT SHARING PLAN

All other supplemental information omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of

City National Bank Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the City National Bank Profit Sharing Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Irvine, California

June 28, 2018

We have served as the Plan’s auditor since 2016.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Participant directed investments, at fair value:
Cash and cash equivalents	$75,738,427	$85,944,273
U.S.Government securities	—	8,004
Mutual funds	605,440,529	490,559,604
Common stock	103,652,892	80,538,767
Preferred stock	165,169	168,805
Corporate debt	58,873	71,357
Common collective trust	87,855,739	65,838,706
Partnerships	821,059	580,104
Other assets	39,226	(19,170)
Total investments	873,771,914	723,690,450
Receivables:
Employer contribution	—	53
Participant contribution	—	107
Notes receivable from participants	14,347,124	12,967,245
Total receivables	14,347,124	12,967,405
Noninterest-bearing cash	138,165	37,420
Net assets available for benefits	$888,257,203	$736,695,275

See accompanying notes to financial statements.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributable to:
Investment income:
Interest	$586,218	$540,703
Dividends	22,155,325	12,978,286
Net appreciation in fair value of investments	102,736,701	51,461,081
	125,478,244	64,980,070
Contributions:
Employer	34,604,338	24,168,971
Participants	41,264,510	37,955,969
Total additions	201,347,092	127,105,010
Deductions from net assets attributable to:
Benefits paid to participants	49,471,121	62,175,287
Administrative expenses	314,043	455,057
Total deductions	49,785,164	62,630,344
Net increase	151,561,928	64,474,666
Net assets available for benefits:
Beginning of year	736,695,275	672,220,609
End of year	$888,257,203	$736,695,275

See accompanying notes to financial statements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(1)                     Description of the Plan

The following description of the City National Bank Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

(a)                   General

The Plan is a defined contribution profit sharing plan with a 401(k) component, which provides retirement benefits for eligible employees of City National Bank (CNB) and its subsidiaries and certain affiliates (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Bank (the Plan Sponsor) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Plan Sponsor, City National Bank, an indirect, wholly-owned subsidiary of Royal Bank of Canada (RBC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On November 2, 2015, RBC completed its acquisition of City National Corporation (CNC), the former holding company for CNB. CNC was merged with and into RBC USA Holdco Corporation (Holdco), a Delaware corporation, with Holdco surviving the merger as a wholly-owned subsidiary of RBC.  Prior to November 2, 2015, CNC was the Company or Plan Sponsor and the Plan was called the CNC Profit Sharing Plan.

The Department of Labor (DOL) conducted an investigation of the Plan, which began during the year ended December 31, 2009 for plan years ended December 31, 2006 through December 31, 2011.

The DOL issued its findings by letter dated September 29, 2012 in which the DOL addressed the appearance of violations of ERISA, subject to the possibility that additional information may revise its views.  By letter dated December 6, 2012, CNC responded to the DOL.   Representatives of the DOL and CNC met on May 29, 2013.  During the May 29, 2013 meeting, both the DOL and CNC agreed to provide additional information and to continue discussions.  Subsequent to that meeting, CNC provided additional information to the DOL.

On April 24, 2015, the DOL filed a complaint against CNC and others in the U.S. District Court for the Central District of California Western Division.  The DOL alleged the following causes of action:  (1) disloyal, imprudent, and prohibited transactions between the Plan and plan service providers City National Bank and CNC, who were also Plan fiduciaries; (2) disloyal, imprudent and prohibited transactions between the Plan and City National Asset Management, a division of City National Bank; and City National Securities, a wholly owned subsidiary of City National Bank; and (3) co-fiduciary liability with alleged damages of approximately $4 million plus lost opportunity costs.  CNC received the summons and complaint and engaged counsel.  On April 5, 2016, the Court granted partial summary judgment in favor of the DOL and ordered CNB to retain an independent fiduciary to conduct an accounting of the amount of revenue sharing paid to CNB as a result of the Plan’s investments.  CNB’s motion for reconsideration was denied on June 7, 2016. After a mutually agreed-upon independent fiduciary completed its accounting of revenue sharing, the parties filed cross motions for partial summary judgment on damages. On February 8, 2017, the Court ruled in favor of plaintiffs and entered judgment in the amount of $7.3 million. CNB filed a notice of appeal on March 28, 2017, and briefing in the Ninth Circuit Court of Appeals is now completed with the Court to set oral arguments in late 2018.  The Plan Sponsor is responsible for the payment of any amounts that may be incurred with respect to this matter. The impact on the Plan will be limited to gains that may be reported as a result of any payment made by the Plan Sponsor to the Plan.  Such amounts cannot be determined at this time.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

OneAmerica Retirement Services LLC is the recordkeeper for the Plan.  CNB was the directed trustee for the Plan through March 31, 2017 and Matrix Trust Company was appointed directed trustee effective April 1, 2017.  Matrix Trust Company is also the custodian for assets of the Plan. Plan participant Individually Directed Accounts (IDAs) are held at TD Ameritrade, unless a participant requests a different provider.

(b)                   Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan (referenced as “Employer Contributions” in the Plan) are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior fiscal year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profits reduced by matching contributions made for such fiscal year (which are not made by forfeitures). For Plan years 2017 and 2016, a profit sharing contribution of 6.27% and 5.46%, respectively, of each participant’s eligible compensation was made by the Company. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions described below.

Under the 401(k) feature of the Plan, participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $18,000 for the years ended December 31, 2017 and 2016. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of eligible compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched “catch-up” deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $6,000 for the years ended December 31, 2017 and 2016. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c)                    Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(d)                   Vesting

Participant contributions and the Company’s matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant’s normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company’s profit sharing contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Vested
Years of service	percentage
Less than 2 years	0%
2	25
3	50
4	75
5 or more	100

Any non-vested amounts in a terminated participant’s account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. As of December 31, 2017 and 2016, forfeited non-vested accounts totaled $9,987 and $5,492, respectively.

(e)                    Benefit Payments

In accordance with Plan provisions, a participant may elect to receive a distribution of his or her entire vested accrued benefit upon the participant’s separation of service or attainment of age 59 ½. Under certain other conditions, such as for financial hardships defined by the Plan, a participant may request a withdrawal of his or her contributions.

In general, for distributions other than for financial hardship or withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant’s election and Plan provisions.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(f)                      Notes Receivable from Participants

In accordance with provisions of the Plan’s Loan Program, loans to participants may be made in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 9.25% and maturity dates ranged from January 2018 to January 2033 as of December 31, 2017. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g)                   Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h)                   Plan Amendments

Effective January 1, 2016, the Plan was amended to (1) align the Employer Contribution (i.e., profit sharing) component with the Company’s new fiscal year, which changed from calendar year to the 12-month period beginning November 1 and ending October 31; (2) to account for a short fiscal year for purposes of the 2016 profit sharing contribution; and (3) to modify the definition of Net Profit to align with the Company’s new fiscal year and financial structure under RBC.

Effective January 1, 2017, the Plan was amended to align definitions and testing methods used in discrimination testing with RBC’s US defined contribution plan to: (1) remove from the definition of Highly Compensated Employee reference to the top-paid group as the group consisting of the top 20% of Employees, to (2) change the Actual Deferral Percentage Limitation and the Limitations on Employee 401(m) Contributions from preceding year to current year method for testing purposes, and (3) to clarify repayment of participant loans applicable to participant transfers within the Controlled Group.

(2)                     Significant Accounting Policies

(a)                   Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Certain prior year amounts have been reclassified to conform to the current period presentation.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(b)                   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)                    Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust fund is valued at the NAV of units of the collective trust. Refer to Note 3 for a discussion of fair value measurements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

(d)                   Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)                    Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)                      Administrative Expenses

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company.

A participant’s share of the administrative expense is charged on a per capita basis determined by dividing the applicable expenses by the number of participants.

Individual expenses, such as loan and Individually Directed Account (IDA) fees, are charged to the applicable participant accounts based on whether a participant takes advantage of certain Plan features. For example, the Plan’s service providers charge a fee for processing loan applications and IDA transactions.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(g)                   Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)                   Concentrations

Investment in the common stock of Royal Bank of Canada comprises 9.3% and 8.7% of the Plan’s investments as of December 31, 2017 and 2016, respectively.

(3)                     Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The inputs used in valuation techniques are prioritized as follows:

•                            Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                            Level 2: Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets

•                  Quoted prices for identical or similar assets or liabilities in inactive markets

•                  Inputs other than quoted prices that are observable for the asset or liability

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•                            Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2017 and 2016.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end.

U.S. Government securities: Valued using quoted prices and other inputs directly or indirectly observable for the asset. Prices for securities without market feeds are obtained through a third-party valuation source.

Common and preferred stock: Valued at the closing prices reported in active markets on which the individual securities are traded. Prices for securities without market feeds are obtained through a third-party valuation source using quoted prices.

Corporate debt: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Partnerships: Valued at the closing prices reported in active markets on which the individual securities are traded.

Other assets: Primarily consist of options, which are valued by third-party vendors based on observable market inputs.

Common collective trust fund: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

As of December 31, 2017 and 2016, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair value measurement as of
	December 31, 2017, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$75,608,477	$129,950	$—	$75,738,427
Mutual funds	605,440,529	—	—	605,440,529
Common stock	103,291,677	361,215	—	103,652,892
Preferred stock	165,169	—	—	165,169
Corporate debt	—	58,873	—	58,873
Partnerships	821,059	—	—	821,059
Other assets	—	39,226	—	39,226
Total assets in the fair value hierarchy	785,326,911	589,264	—	785,916,175
Investments measured at net asset value (a)	—	—	—	87,855,739
Total investments, at fair value	$785,326,911	$589,264	$—	$873,771,914

	Fair value measurement as of
	December 31, 2016, using input type
Asset type	Level 1	Level 2	Level 3	Total
Cash equivalents	$85,944,273	$—	$—	$85,944,273
U.S. Government securities	—	8,004	—	8,004
Mutual funds	490,559,604	—	—	490,559,604
Common stock	80,333,529	205,238	—	80,538,767
Preferred stock	168,805	—	—	168,805
Corporate debt	—	71,357	—	71,357
Partnerships	580,104	—	—	580,104
Other assets	—	(19,170)	—	(19,170)
Total assets in the fair value hierarchy	657,586,315	265,429	—	657,851,744
Investments measured at net asset value (a)	—	—	—	65,838,706
Total investments, at fair value	$657,586,315	$265,429	$—	$723,690,450

(a)    In accordance with Topic 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent), as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(4)                     Party-in-Interest Transactions

Certain Plan investments are shares of CNR Mutual Funds managed by City National Rochdale and shares of common stock of Royal Bank of Canada. CNR is a wholly owned subsidiary of City National Bank, which is an indirect, wholly-owned subsidiary of Royal Bank of Canada, and thus, these are party-in-interest transactions.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2017 and 2016

(5)                     Income Taxes

The Company received a favorable tax determination letter on May 8, 2017 from the IRS stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the determination received in 2017 did not include Plan amendments executed after January 7, 2016, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan may be subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the assets available for benefits between the financial statements and Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$888,257,203	$736,695,275
Less interest income on notes receivable from participants	4,417	2,912
Net assets available for benefits per Form 5500	$888,252,786	$736,692,363

The following is a reconciliation of the net increase in net assets available for benefits between the financial statements and the Form 5500 for the years ended December 31, 2017 and 2016:

	2017	2016
Net increase in net assets available for benefits per the financial statements	$151,561,928	$64,474,666
Less interest income on notes receivable from participants	1,505	(2,155)
Net increase in net assets available for benefits per Form 5500	$151,560,423	$64,476,821

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	CASH EQUIVALENTS
*	City National Rochdale Gov Mm-Sv	505,518	City National Rochdale Gov Mm-Sv	^	505,518
	TD Asset Management Money Market Portfolio	4,601,527	TD Asset Management Money Market Portfolio	^	4,601,527
	Vanguard Federal Money Market	70,501,432	Vanguard Federal Money Market	^	70,501,432
			TOTAL CASH EQUIVALENTS		75,608,477

	SAVINGS AND CD’S
	BMO Harris Bank Na	25,000	BMO Harris Bank Na	^	24,995
	Compass Bank	20,000	Compass Bank	^	19,987
	Discover Bank	20,000	Discover Bank	^	19,994
	Merchants Bnk Of Indiana	15,000	Merchants Bnk Of Indiana	^	14,994
	Merchants Bnk Of Indiana	25,000	Merchants Bnk Of Indiana	^	24,997
	Pacific Western Bank	25,000	Pacific Western Bank	^	24,983
			TOTAL SAVINGS AND CD’S		129,950

	CORPORATE OBLIGATIONS
	Compass Bank	5,000	Compass Bank	^	4,999
	Qwest Corporation	25,000	Qwest Corporation	^	27,499
	Reliance Steel & Alum	25,000	Reliance Steel & Alum	^	26,375
			TOTAL CORPORATE OBLIGATIONS		58,873

	PREFERRED STOCKS
	Colony Northstar Inc 8.25%	3,000	Colony Northstar Inc 8.25%	^	76,260
	Istar Finl Inc Pfd Ser D	2,000	Istar Finl Inc Pfd Ser D	^	50,740
	JPMorgan Chase & Co 5.45%	1,504	JPMorgan Chase & Co 5.45%	^	38,169
	Nate’s Foods Co Series E - RESTRICTED	72,196	Nate’s Foods Co Series E - RESTRICTED	^	0
			TOTAL PREFERRED STOCKS		165,169

	COMMON STOCKS
	180 Degree Capital Corp	300	180 Degree Capital Corp	^	591
	3m Co.	53	3m Co.	^	12,475
	58.Com Inc-ADR	5	58.Com Inc-ADR	^	358
	Abbott Laboratories	100	Abbott Laboratories	^	5,707
	Abbvie Inc	170	Abbvie Inc	^	16,441
	Acadia Pharmaceuticals Inc	300	Acadia Pharmaceuticals Inc	^	9,033
	Achaogen Inc	300	Achaogen Inc	^	3,222
	Acology Inc	10,000	Acology Inc	^	205
	Adamis Pharmaceuticals Corp	4,300	Adamis Pharmaceuticals Corp	^	18,920
	Adobe Systems Inc.	517	Adobe Systems Inc.	^	90,599
	Advanced Micro Devices	570	Advanced Micro Devices	^	5,860
	Advaxis Inc	350	Advaxis Inc	^	994
	AECOM	100	AECOM	^	3,715
	Aerovironment Inc	5	Aerovironment Inc	^	281
	Aes Corp	10	Aes Corp	^	108
	Aetna Inc	80	Aetna Inc	^	14,431
	Aflac Inc	660	Aflac Inc	^	57,935
	Agenus Inc	800	Agenus Inc	^	2,608
	AGNC Investment Corp	3,247	AGNC Investment Corp	^	65,559
	Agnico-Eagle Mines Ltd F	100	Agnico-Eagle Mines Ltd F	^	4,618
	Air Lease Corp A	4	Air Lease Corp A	^	192
	Akamai Technologies	248	Akamai Technologies	^	16,130

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Akoustis Technologies Inc	750	Akoustis Technologies Inc	^	4,672
	Alarm.Com Holdings Inc	20	Alarm.Com Holdings Inc	^	755
	Alcoa Inc	11	Alcoa Inc	^	593
	Alibaba Group Holding-Sp ADR	2,868	Alibaba Group Holding-Sp ADR	^	494,529
	Allergan plc	40	Allergan plc	^	6,543
	Allstate Corp	5	Allstate Corp	^	524
	Ally Financial Inc	203	Ally Financial Inc	^	5,914
	Alphabet Inc CL A	231	Alphabet Inc CL A	^	243,335
	Alphabet Inc Cl C	19	Alphabet Inc Cl C	^	19,882
	Alternet Systems Inc	15,000	Alternet Systems Inc	^	295
	Altria Group Inc	3,060	Altria Group Inc	^	218,515
	Amazon Com Inc	204	Amazon Com Inc	^	238,572
	American Eagle Outfitters	255	American Eagle Outfitters	^	4,794
	American Electric Power Co	560	American Electric Power Co	^	41,199
	American Express Co.	200	American Express Co.	^	19,862
	American International Group	590	American International Group	^	35,152
	American Water Works Co Inc	784	American Water Works Co Inc	^	71,728
	American Xtal Tech Inc.	100	American Xtal Tech Inc.	^	870
	Amgen Inc	40	Amgen Inc	^	6,956
	Amico Games Corp (delisted 11/10/14)	250	Amico Games Corp (delisted 11/10/14)	^	0
	Amphenol Cl A	252	Amphenol Cl A	^	22,126
	Amtrust Financial Services	1,207	Amtrust Financial Services	^	12,153
	Analog Devices Inc	50	Analog Devices Inc	^	4,451
	Annaly Capital Management Inc	1,989	Annaly Capital Management Inc	^	23,649
	Anthem Inc	5	Anthem Inc	^	1,125
	Apache Corp	1,000	Apache Corp	^	42,220
	Aphria Inc	270	Aphria Inc	^	3,982
	Apple Inc	5,136	Apple Inc	^	869,199
	Applied Material	4,100	Applied Material	^	209,592
	Applied Optoelectronics Inc	300	Applied Optoelectronics Inc	^	11,346
	Apptio Inc - Class A	400	Apptio Inc - Class A	^	9,408
	Aquabounty Technologies Inc	1	Aquabounty Technologies Inc	^	4
	Aratana Therapeutics Inc	1,600	Aratana Therapeutics Inc	^	8,416
	Archer Daniels Midland	225	Archer Daniels Midland	^	9,018
	Arconic Inc	33	Arconic Inc	^	899
	Ardelyx Inc	150	Ardelyx Inc	^	990
	Arena Pharmaceuticals	145	Arena Pharmaceuticals	^	4,926
	Ares Capital Corp	50,305	Ares Capital Corp	^	790,795
	Arista Networks Inc	51	Arista Networks Inc	^	12,015
	Array Biopharma Inc	1,050	Array Biopharma Inc	^	13,440
	ARRIS Intl Inc	100	ARRIS Intl Inc	^	2,569
	Artistdirect Inc (Delisted 8/5/2009)	80	Artistdirect Inc (Delisted 8/5/2009)	^	0
	Asanko Gold Inc	50	Asanko Gold Inc	^	35
	At&t Inc	7,577	At&t Inc	^	294,609
	Athenahealth Inc	100	Athenahealth Inc	^	13,304
	Aurora Cannabis Inc	251	Aurora Cannabis Inc	^	1,915
	Autodesk Inc	25	Autodesk Inc	^	2,621
	Avadel Pharmaceuticals PLC	300	Avadel Pharmaceuticals PLC	^	2,460
	Avangrid Inc	70	Avangrid Inc	^	3,541
	Avid Technology Inc.	8	Avid Technology Inc.	^	43
	Axovant Sciences Ltd	300	Axovant Sciences Ltd	^	1,581
	B&G Foods Inc A	80	B&G Foods Inc A	^	2,812

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Baker Hughes A GE Co.	302	Baker Hughes A GE Co.	^	9,555
	Banco Bilbao Vizcaya ADR	1	Banco Bilbao Vizcaya ADR	^	9
	Banco Santander Adr	9,274	Banco Santander Adr	^	60,653
	Bank Of America Corp	24,007	Bank Of America Corp	^	708,682
	Bankunited Inc	115	Bankunited Inc	^	4,683
	Barclays Plc ADR	47	Barclays Plc ADR	^	512
	Bed Bath And Beyond Inc	1	Bed Bath And Beyond Inc	^	22
	Bellicum Pharmaceuticals Inc	8,000	Bellicum Pharmaceuticals Inc	^	67,280
	Berkshire Hathaway Inc Cl B	1,524	Berkshire Hathaway Inc Cl B	^	302,087
	BHP Limited	101	BHP Limited	^	4,645
	Big Lots Inc	680	Big Lots Inc	^	38,182
	Biogen Inc	510	Biogen Inc	^	162,471
	Blackrock 2001 Term Tr Inc	102	Blackrock 2001 Term Tr Inc	^	52,398
	Boeing Company	155	Boeing Company	^	45,711
	Bofi Holding Inc	1	Bofi Holding Inc	^	30
	Bp Plc Spons Adr	721	Bp Plc Spons Adr	^	30,301
	Bristol-Myers Squibb Co	2,252	Bristol-Myers Squibb Co	^	137,990
	Bristow Group Inc	1,640	Bristow Group Inc	^	22,091
	Brixmor Property Group Inc	380	Brixmor Property Group Inc	^	7,091
	Brookdale Senior Living Inc	1,300	Brookdale Senior Living Inc	^	12,610
	Cabot Oil & Gas Corp. Class A	1,159	Cabot Oil & Gas Corp. Class A	^	33,147
	Cameco Corp	303	Cameco Corp	^	2,793
	Canada Goose Holdings Inc	100	Canada Goose Holdings Inc	^	3,157
	Canadian Solar Inc	25	Canadian Solar Inc	^	421
	Cannaroyalty Corp	3,500	Cannaroyalty Corp	^	10,465
	Canopy Growth Corp	255	Canopy Growth Corp	^	6,032
	Capricor Therapeutics Inc	10	Capricor Therapeutics Inc	^	16
	Capstead Mtg Corp	5,000	Capstead Mtg Corp	^	43,250
	Casa Systems Inc	150	Casa Systems Inc	^	2,664
	Cbl & Associates Properties	1,500	Cbl & Associates Properties	^	8,490
	Celgene Corp	1,906	Celgene Corp	^	198,910
	Celldex Therapeutics Inc	40,000	Celldex Therapeutics Inc	^	113,600
	CenturyLinkl Inc	930	CenturyLinkl Inc	^	15,512
	Cerner Corp	100	Cerner Corp	^	6,739
	Ceva Inc	25	Ceva Inc	^	1,154
	Charles Schwab Corporation	240	Charles Schwab Corporation	^	12,329
	Charter Communications New Cl A	15	Charter Communications New Cl A	^	5,039
	Chesapeake Energy Corp	2,802	Chesapeake Energy Corp	^	11,096
	Chevron Corp	1,378	Chevron Corp	^	172,536
	Chimera Investment Corp	30	Chimera Investment Corp	^	554
	China Lending Corp	101	China Lending Corp	^	314
	China Mobile Ltd ADR	60	China Mobile Ltd ADR	^	3,032
	Chineseinvestors.Com Inc	2,600	Chineseinvestors.Com Inc	^	2,119
	Chipotle Mexican Grill - Cl A	165	Chipotle Mexican Grill - Cl A	^	47,690
	Cincinnatti Financial Corp	40	Cincinnatti Financial Corp	^	2,999
	Cintas Corp	369	Cintas Corp	^	57,501
	Cisco Systems Inc	445	Cisco Systems Inc	^	17,044
	Citigroup Inc	4,031	Citigroup Inc	^	299,917
	CME Group Inc	370	CME Group Inc	^	54,038
	Cms Energy Corp	350	Cms Energy Corp	^	16,555
	Cnooc Ltd Spd Adr	52	Cnooc Ltd Spd Adr	^	7,477
	Coca-Cola Company	1,095	Coca-Cola Company	^	50,239

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Cogentix Medical Inc	100	Cogentix Medical Inc	^	315
	Cognex Corp	30	Cognex Corp	^	1,835
	Cognizant Tech Solutns Cl. A	32	Cognizant Tech Solutns Cl. A	^	2,273
	Colgate-Palmolive	894	Colgate-Palmolive	^	67,452
	Comcast Corp Cl A	3,065	Comcast Corp Cl A	^	122,753
	Concho Resources Inc	190	Concho Resources Inc	^	28,542
	Conocophillips	2,612	Conocophillips	^	143,394
	Consolidated Edison	300	Consolidated Edison	^	25,485
	Control4 Corp	3,000	Control4 Corp	^	89,280
	Costco Wholesale Corp-New	613	Costco Wholesale Corp-New	^	114,092
	Credit Suisse Group Spon Adr	1	Credit Suisse Group Spon Adr	^	18
	Crispr Therapeutics AG	200	Crispr Therapeutics AG	^	4,696
	Crown Castle Intl Corp	127	Crown Castle Intl Corp	^	14,098
	CubeSmart	2,000	CubeSmart	^	57,840
	CV Sciences Inc	500	CV Sciences Inc	^	309
	CVS Health Corp	320	CVS Health Corp	^	23,220
	Cyber-Ark Software Ltd/Israe	175	Cyber-Ark Software Ltd/Israe	^	7,243
	Danaher Corp Del	510	Danaher Corp Del	^	47,338
	Deep Rock Oil & Gas Inc (delisted)	101	Deep Rock Oil & Gas Inc (delisted)	^	0
	Deere & Co.	5	Deere & Co.	^	783
	Dell Technologies Cl V	55	Dell Technologies Cl V	^	4,470
	Delta Air Lines Inc	100	Delta Air Lines Inc	^	5,600
	Deutsche Bank Ag Ord	1,891	Deutsche Bank Ag Ord	^	35,977
	Devon Energy Corp New	100	Devon Energy Corp New	^	4,140
	Diebold Nixdorf Inc	200	Diebold Nixdorf Inc	^	3,270
	Digatrade Financial Corp	101	Digatrade Financial Corp	^	54
	Digital Power Corp (dpw 01/02/18)	675	Digital Power Corp (dpw 01/02/18)	^	2,167
	Disney Walt Co	1,004	Disney Walt Co	^	107,940
	DNIB Unwind Inc (delisted 10/11/16)	15,000	DNIB Unwind Inc (delisted 10/11/16)	^	0
	Dolby Laboratories Inc A	248	Dolby Laboratories Inc A	^	15,376
	Dominion Energy Inc	340	Dominion Energy Inc	^	27,560
	DowDuPont Inc	400	DowDuPont Inc	^	28,488
	Dragon Victory International	1	Dragon Victory International	^	4
	Dryships Inc	424	Dryships Inc	^	1,497
	Duke Energy Corp	835	Duke Energy Corp	^	70,232
	Dynacor Gold Mines Inc	800	Dynacor Gold Mines Inc	^	1,048
	Dynavax Technologies Corp	600	Dynavax Technologies Corp	^	11,220
	Ecolab Inc	247	Ecolab Inc	^	33,142
	Edison Intl	1,500	Edison Intl	^	94,860
	Editas Medicine Inc	150	Editas Medicine Inc	^	4,609
	Edwards Lifesciences	699	Edwards Lifesciences	^	78,784
	Elbit Systems Ltd F	65	Elbit Systems Ltd F	^	8,664
	Electronic Arts	135	Electronic Arts	^	14,183
	Eli Lilly & Company	695	Eli Lilly & Company	^	58,700
	Emerald Health Therapeutics	250	Emerald Health Therapeutics	^	1,072
	Energous Corp	1,615	Energous Corp	^	31,412
	Ensco PLC	3,015	Ensco PLC	^	17,819
	EPR Properties	40	EPR Properties	^	2,618
	Equifax Inc.	1	Equifax Inc.	^	118
	Essex Property Trust Inc	161	Essex Property Trust Inc	^	38,861
	Eurobank Ergasias Sa-Uns ADR	4,685	Eurobank Ergasias Sa-Uns ADR	^	2,413
	Eversource Energy	50	Eversource Energy	^	3,159

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Exact Sciences Corp	19,000	Exact Sciences Corp	^	998,260
	Exelon Corp	1,500	Exelon Corp	^	59,115
	Expedia Group Inc	5	Expedia Group Inc	^	599
	Exxon-Mobil Corporation	2,241	Exxon-Mobil Corporation	^	187,403
	Eyegate Pharmaceuticals	5,000	Eyegate Pharmaceuticals	^	5,350
	Facebook Inc-A	6,047	Facebook Inc-A	^	1,067,054
	Fannie Mae	500	Fannie Mae	^	1,325
	Fireeye Inc	1,789	Fireeye Inc	^	25,404
	Firstenergy Corp	2,500	Firstenergy Corp	^	76,550
	Flexion Therapeutics Inc	400	Flexion Therapeutics Inc	^	10,016
	Fmc Corp	10	Fmc Corp	^	947
	Footlocker Inc.	100	Footlocker Inc.	^	4,688
	Ford Motor Co New	162	Ford Motor Co New	^	2,025
	Fortinet Inc	20	Fortinet Inc	^	874
	Franco Nevada Corp	100	Franco Nevada Corp	^	7,995
	Freeport-Mcmoran Inc	20,001	Freeport-Mcmoran Inc	^	379,219
	Freeseas Inc (freed 02/06/18)	1	Freeseas Inc (freed 02/06/18)	^	0
	Garrison Capital Inc	3,000	Garrison Capital Inc	^	24,330
	General Cannabis Corp	101	General Cannabis Corp	^	654
	General Electric Co	4,678	General Electric Co	^	81,628
	General Mills	75	General Mills	^	4,447
	General Motors Co	125	General Motors Co	^	5,124
	Gilead Sciences Inc	1,588	Gilead Sciences Inc	^	113,780
	Glaxosmithkline Plc Ads	1,037	Glaxosmithkline Plc Ads	^	36,798
	Glencore Xstrata -Unsp ADR	200	Glencore Xstrata -Unsp ADR	^	2,082
	Global Blockchain Techno Corp	46,001	Global Blockchain Techno Corp	^	63,941
	Global Blood Therapeutics In	5,000	Global Blood Therapeutics In	^	196,750
	Global Cannabis Applications Corp	7,500	Global Cannabis Applications Corp	^	2,625
	Global Payout Inc	1,000	Global Payout Inc	^	66
	Goldcorp Inc.	2,500	Goldcorp Inc.	^	31,925
	Goldman Sachs Group Inc	536	Goldman Sachs Group Inc	^	136,551
	Gramercy Property Trust	149	Gramercy Property Trust	^	3,972
	Gs Enviroservices Inc (delisted 10/04/17)	250	Gs Enviroservices Inc (delisted 10/04/17)	^	0
	Gulfport Energy Corp	600	Gulfport Energy Corp	^	7,656
	GW Pharmaceuticals -ADR	1,050	GW Pharmaceuticals -ADR	^	138,610
	Habit Restaurants Inc/The-A	325	Habit Restaurants Inc/The-A	^	3,104
	Hain Food Group Inc	451	Hain Food Group Inc	^	19,118
	Halliburton Company	525	Halliburton Company	^	25,674
	Hanni Financial Corp	100	Hanni Financial Corp	^	3,035
	Hartford Financial Services Group	1	Hartford Financial Services Group	^	56
	Hasbro Inc.	50	Hasbro Inc.	^	4,545
	Hawaiian Electric Industries	490	Hawaiian Electric Industries	^	17,713
	HCA Healthcare Inc	100	HCA Healthcare Inc	^	8,784
	HCP Inc	10	HCP Inc	^	261
	HDFC Bank Ltd Adr	5	HDFC Bank Ltd Adr	^	508
	Healthcare Trust Of America	90	Healthcare Trust Of America	^	2,704
	Hercules Capital Inc	2,000	Hercules Capital Inc	^	26,240
	Heron Therapeutics Inc	200	Heron Therapeutics Inc	^	3,620
	Hertz Global Holdings Inc	300	Hertz Global Holdings Inc	^	6,630
	Hexcel Corp New	225	Hexcel Corp New	^	13,916
	Home Depot Incorporated	839	Home Depot Incorporated	^	159,058
	Honeywell International	539	Honeywell International	^	82,661

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Houghton Mifflin Harcourt Co	300	Houghton Mifflin Harcourt Co	^	2,790
	Hsbc Hldgs PLC	1	Hsbc Hldgs PLC	^	52
	Ignyta Inc (acquired 02/09/18)	578	Ignyta Inc (acquired 02/09/18)	^	15,433
	Illumina Inc	75	Illumina Inc	^	16,387
	Immunicon Corp (Delisted 7/25/2014)	6,000	Immunicon Corp (Delisted 7/25/2014)	^	0
	Immunocellular Therapeutics	71,250	Immunocellular Therapeutics	^	22,515
	Immunogen Inc.	16,786	Immunogen Inc.	^	107,598
	Ingersoll Rand PLC	321	Ingersoll Rand PLC	^	28,630
	Inmed Pharmaceuticals Inc	1	Inmed Pharmaceuticals Inc	^	1
	Intel Corporation	267	Intel Corporation	^	12,325
	Intellia Therapeutics Inc	200	Intellia Therapeutics Inc	^	3,844
	Intercept Pharmaceuticals In	100	Intercept Pharmaceuticals In	^	5,842
	Intl Business Machines Inc	193	Intl Business Machines Inc	^	29,656
	Invitae Corp	50	Invitae Corp	^	454
	Invitation Homes Inc	142	Invitation Homes Inc	^	3,347
	IPG Photonics Corp	20	IPG Photonics Corp	^	4,283
	Irhythm Technologies Inc	11	Irhythm Technologies Inc	^	617
	Irobot Corp	5	Irobot Corp	^	383
	Iron Mountain Inc	1,092	Iron Mountain Inc	^	41,201
	JD.com Inc-ADR	75	JD.com Inc-ADR	^	3,106
	Johnson & Johnson	760	Johnson & Johnson	^	106,187
	JPMorgan Chase & Co	949	JPMorgan Chase & Co	^	101,486
	Juno Therapeutics Inc (acquired 03/07/18)	200	Juno Therapeutics Inc (acquired 03/07/18)	^	9,142
	Karyopharm Therapeutics Inc	3,000	Karyopharm Therapeutics Inc	^	28,800
	Keryx Biopharmaceuticals	900	Keryx Biopharmaceuticals	^	4,185
	Keycorp	275	Keycorp	^	5,547
	Kimberly Clark	220	Kimberly Clark	^	26,545
	Kinder Morgan Inc	113	Kinder Morgan Inc	^	2,047
	Kroger Co	2,600	Kroger Co	^	71,370
	Kush Bottles Inc	1	Kush Bottles Inc	^	4
	Lam Research Corp	115	Lam Research Corp	^	21,168
	Lamar Advertising Co A	40	Lamar Advertising Co A	^	2,970
	Lennar Corp	100	Lennar Corp	^	6,324
	Lennar Corp - B	2	Lennar Corp - B	^	103
	Lennox Intl Inc	30	Lennox Intl Inc	^	6,248
	Leucadia Natl Corp	390	Leucadia Natl Corp	^	10,331
	Lexicon Pharmaceuticals Inc	200	Lexicon Pharmaceuticals Inc	^	1,976
	Liberty Property Trust	110	Liberty Property Trust	^	4,731
	Lions Gate Entertainment Corp	1	Lions Gate Entertainment Corp	^	34
	Lions Gate Entertainment-B	1	Lions Gate Entertainment-B	^	32
	Liquidity Services Inc	250	Liquidity Services Inc	^	1,212
	Lithium Americas Corp (lac 01/25/18)	250	Lithium Americas Corp (lac 01/25/18)	^	2,225
	Lloyds Tsb Group Plc ADR	501	Lloyds Tsb Group Plc ADR	^	1,879
	Lockheed Martin Corp	31	Lockheed Martin Corp	^	9,953
	Lowes Co Inc	164	Lowes Co Inc	^	15,242
	Lsb Industries Inc	800	Lsb Industries Inc	^	7,008
	Ltc Properties Inc	98	Ltc Properties Inc	^	4,268
	Lumentum Holdings Inc	115	Lumentum Holdings Inc	^	5,624
	Macquarie Infrastructure Corp	100	Macquarie Infrastructure Corp	^	6,420
	Magna Int’l Inc.	1,136	Magna Int’l Inc.	^	64,377
	Mankind Corp	700	Mankind Corp	^	1,624
	Marten Transport Ltd	200	Marten Transport Ltd	^	4,060

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Mastercard Inc A	900	Mastercard Inc A	^	136,224
	Matson Inc	125	Matson Inc	^	3,730
	Maxim Integrated Prods Inc	100	Maxim Integrated Prods Inc	^	5,228
	Mcdermott Int’l	1,897	Mcdermott Int’l	^	12,482
	Mcdonalds Corp	541	Mcdonalds Corp	^	93,117
	Medical Marijuana Inc	39,200	Medical Marijuana Inc	^	5,868
	Medical Properties Trust Inc	1,311	Medical Properties Trust Inc	^	18,068
	Medtronic PLC	79	Medtronic PLC	^	6,340
	Merck & Company Inc	686	Merck & Company Inc	^	38,601
	Mercury Gen Corp	100	Mercury Gen Corp	^	5,344
	Michael Kors Hldgs Ltd Shs	143	Michael Kors Hldgs Ltd Shs	^	9,002
	Microchip Technology	5	Microchip Technology	^	439
	Micron Tech. Inc.	170	Micron Tech. Inc.	^	6,990
	Microsoft Corporation	1,623	Microsoft Corporation	^	138,816
	Microvision Inc	1,600	Microvision Inc	^	2,608
	Mid America Apt Community	40	Mid America Apt Community	^	4,022
	Mimedx Group Inc	1	Mimedx Group Inc	^	13
	MMC Norilsk Nickel ADR	600	MMC Norilsk Nickel ADR	^	11,346
	Mobile Telesys Ojsc Spon Adr	701	Mobile Telesys Ojsc Spon Adr	^	7,143
	Mobileye Nv	1	Mobileye Nv	^	63
	Mogo Finance Technology Inc	101	Mogo Finance Technology Inc	^	490
	Molson Coors Brewing Co-B	424	Molson Coors Brewing Co-B	^	34,835
	Mondelez International Inc	101	Mondelez International Inc	^	4,323
	Monsanto Company	10	Monsanto Company	^	1,184
	Monster Beverage Corp	120	Monster Beverage Corp	^	7,595
	MSG Networks Inc	350	MSG Networks Inc	^	7,088
	Myriad Genetics Inc	100	Myriad Genetics Inc	^	3,435
	Namaste Technologies Inc	101	Namaste Technologies Inc	^	238
	Nantkwest Inc	10,000	Nantkwest Inc	^	44,900
	Nate’s Food Co	1,017,308	Nate’s Food Co	^	916
	National Bank Of Greece ADR (delisted 3/6/18)	36,815	National Bank Of Greece ADR (delisted 3/6/18)	^	11,928
	National Retail Properties Inc	110	National Retail Properties Inc	^	4,744
	Neos Therapeutics Inc	200	Neos Therapeutics Inc	^	2,040
	Netflix Inc	30	Netflix Inc	^	5,759
	Netgear Inc	292	Netgear Inc	^	17,155
	New Mountain Finance Corp	2,000	New Mountain Finance Corp	^	27,100
	Newlink Genetics Corp	200	Newlink Genetics Corp	^	1,622
	Newmont Mining Corp	150	Newmont Mining Corp	^	5,628
	Nextera Energy Inc	249	Nextera Energy Inc	^	38,891
	Nike Inc.	125	Nike Inc.	^	7,819
	Nintendo Ltd Adr New Japan	117	Nintendo Ltd Adr New Japan	^	5,273
	Noble Corp PLC	200	Noble Corp PLC	^	904
	Noble Energy Inc	101	Noble Energy Inc	^	2,938
	Nordic American Offshore Ltd	12	Nordic American Offshore Ltd	^	14
	Nordic American Tankers Ltd	3,902	Nordic American Tankers Ltd	^	9,599
	Nortel Networks (delisted 10/14/15)	2	Nortel Networks (delisted 10/14/15)	^	0
	North American Cannabis Holding	8,000,000	North American Cannabis Holding	^	5,600
	Northrop Grumman Corp	144	Northrop Grumman Corp	^	44,195
	Novavax Inc.	13,500	Novavax Inc.	^	16,740
	Novocure Ltd	200	Novocure Ltd	^	4,040
	Nutanix Inc - A	1	Nutanix Inc - A	^	35
	Nutrafuels Inc	101	Nutrafuels Inc	^	67

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Nvidia Corp	1,397	Nvidia Corp	^	270,320
	NXP Semiconductors Nv	348	NXP Semiconductors Nv	^	40,747
	Ocular Therapeutix Inc	3,100	Ocular Therapeutix Inc	^	13,795
	Okta Inc	105	Okta Inc	^	2,689
	Omeros Corp	300	Omeros Corp	^	5,829
	On Track Innovations Ltd	300	On Track Innovations Ltd	^	408
	One Gas Inc	79	One Gas Inc	^	5,788
	Orchids Paper Products Co	400	Orchids Paper Products Co	^	5,120
	Orezone Gold Corp	300	Orezone Gold Corp	^	168
	Organigram Holdings Inc	250	Organigram Holdings Inc	^	809
	Organovo Holdings Inc	200	Organovo Holdings Inc	^	268
	Owc Pharmaceutical Research	1,001	Owc Pharmaceutical Research	^	455
	Pacific Premier Bancorp Inc	100	Pacific Premier Bancorp Inc	^	4,000
	Pandora Media Inc	860	Pandora Media Inc	^	4,145
	Paratek Pharmaceuticals Inc	200	Paratek Pharmaceuticals Inc	^	3,580
	Parker Hannifin Corp	10	Parker Hannifin Corp	^	1,996
	Paychex Inc	50	Paychex Inc	^	3,404
	Paypal Holdings Inc	30	Paypal Holdings Inc	^	2,209
	PDL Biopharma Inc	3,000	PDL Biopharma Inc	^	8,220
	Pengrowth Energy Corp	860	Pengrowth Energy Corp	^	683
	Pepsico Inc	1,184	Pepsico Inc	^	141,985
	Perrigo Co PLC	482	Perrigo Co PLC	^	42,011
	Petersen Cos Inc Cl A	200	Petersen Cos Inc Cl A	^	172
	Petroleo Brasileiro Spon Adr	706	Petroleo Brasileiro Spon Adr	^	7,265
	Pfizer Incorporated	1,260	Pfizer Incorporated	^	45,637
	Pg&e Corp	328	Pg&e Corp	^	14,704
	Philip Morris International	307	Philip Morris International	^	32,452
	Phillips 66	50	Phillips 66	^	5,058
	Pioneer Natural Resources Co	60	Pioneer Natural Resources Co	^	10,374
	Pnc Financial Svc Group	375	Pnc Financial Svc Group	^	54,109
	Portola Pharmaceuticals Inc	400	Portola Pharmaceuticals Inc	^	19,472
	Portugal Telecomm Sgps S A Sponsored ADR	11,001	Portugal Telecomm Sgps S A Sponsored ADR	^	2,723
	Ppl Corp	3,120	Ppl Corp	^	96,564
	Precipio Inc	13	Precipio Inc	^	16
	Preferred Bank/Los Angeles	3	Preferred Bank/Los Angeles	^	176
	Priceline Group Inc/The (bkng 02/27/18)	4	Priceline Group Inc/The (bkng 02/27/18)	^	6,951
	Procter & Gamble Co	800	Procter & Gamble Co	^	73,504
	Progenics Pharmaceuticals Inc	4,200	Progenics Pharmaceuticals Inc	^	24,990
	Prudential Finl Inc	605	Prudential Finl Inc	^	69,563
	PTC Inc	100	PTC Inc	^	6,077
	Pulte Group Inc	2,481	Pulte Group Inc	^	82,493
	Puma Biotechnology Inc	10,000	Puma Biotechnology Inc	^	988,500
	Puration Inc	420,000	Puration Inc	^	31,080
	Qiwi Plc-Sponsored ADR	501	Qiwi Plc-Sponsored ADR	^	8,682
	Qorvo Inc	2,403	Qorvo Inc	^	160,040
	Qualcomm	460	Qualcomm	^	29,447
	Quality Systems Inc	765	Quality Systems Inc	^	10,383
	Quantenna Communications Inc	265	Quantenna Communications Inc	^	3,233
	Qudian Inc Spon ADR	1	Qudian Inc Spon ADR	^	13
	Quotient Ltd	573	Quotient Ltd	^	2,836
	Radius Health Inc	100	Radius Health Inc	^	3,177
	Range Resource Corp.	600	Range Resource Corp.	^	10,236

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Raytheon Co	200	Raytheon Co	^	37,570
	Red Hat Inc	66	Red Hat Inc	^	7,927
	Redfin Corp	65	Redfin Corp	^	2,036
	Regions Finl Corp Com	400	Regions Finl Corp Com	^	6,912
	Restaurant Brands Intl Inc	216	Restaurant Brands Intl Inc	^	13,260
	Revolution Lighting Technologies Inc	375	Revolution Lighting Technologies Inc	^	1,234
	Rio Tinto PLC ADR	1	Rio Tinto PLC ADR	^	53
	Riot Blockchain Inc	400	Riot Blockchain Inc	^	11,360
	Rite Aid Corp	6,036	Rite Aid Corp	^	11,891
	Roku Inc	2,106	Roku Inc	^	109,049
*	Royal Bank Of Canada	1,013,538	Royal Bank Of Canada	^	82,755,347
	Royal Bank Of Scotland Spons ADR	2,037	Royal Bank Of Scotland Spons ADR	^	15,563
	Royal Gold Inc	280	Royal Gold Inc	^	22,994
	Royal Ptt Nederland Adr	1,000	Royal Ptt Nederland Adr	^	3,500
	Sabine Royalty Tr	140	Sabine Royalty Tr	^	6,244
	Sage Therapeutics Inc	100	Sage Therapeutics Inc	^	16,471
	Salesforce.Com Inc	101	Salesforce.Com Inc	^	10,325
	Samaritan Pharmaceuticals (Delisted 8/15/2011)	1,166	Samaritan Pharmaceuticals (Delisted 8/15/2011)	^	0
	Sandstorm Gold Ltd	600	Sandstorm Gold Ltd	^	2,994
	Sangamo Therapeutics Inc	10,000	Sangamo Therapeutics Inc	^	164,000
	Sanofi - Aventis Sa Adr	10	Sanofi - Aventis Sa Adr	^	430
	Santander Consumer USA Holdi	1	Santander Consumer USA Holdi	^	19
	Sarepta Therapeutics Inc	2,400	Sarepta Therapeutics Inc	^	133,536
	Schlumberger Ltd	260	Schlumberger Ltd	^	17,521
	Science Applications Intl Corp	100	Science Applications Intl Corp	^	7,657
	Scotts Miracle-Gro Co Cl A	10	Scotts Miracle-Gro Co Cl A	^	1,094
	Seabridge Res Inc	325	Seabridge Res Inc	^	3,672
	Seadrill Ltd	3,020	Seadrill Ltd	^	699
	Seanergy Maritime Holdings	1,000	Seanergy Maritime Holdings	^	1,040
	Sendgrid Inc	277	Sendgrid Inc	^	6,640
	Shake Shack Inc - Class A	120	Shake Shack Inc - Class A	^	5,184
	Shire PLC ADR	65	Shire PLC ADR	^	10,083
	Shopify Inc - A	1	Shopify Inc - A	^	101
	Silicon Laboratories	10	Silicon Laboratories	^	883
	Sirius XM Holdings Inc	100	Sirius XM Holdings Inc	^	536
	Six Flags Entertainment Corp	75	Six Flags Entertainment Corp	^	4,993
	Snap Inc - A	2,526	Snap Inc - A	^	36,905
	Sodastream International Ltd	300	Sodastream International Ltd	^	21,102
	Solis Tek Inc	200	Solis Tek Inc	^	445
	Southern Company	2,000	Southern Company	^	96,180
	Southwestern Energy Co	1,712	Southwestern Energy Co	^	9,553
	Spark Therapeutics Inc	25	Spark Therapeutics Inc	^	1,285
	Splunk Inc	50	Splunk Inc	^	4,142
	Square Inc - A	256	Square Inc - A	^	8,876
	SS&C Technologies Holdings	50	SS&C Technologies Holdings	^	2,024
	Stag Industrial Inc	200	Stag Industrial Inc	^	5,466
	Starbucks Corp.	1,160	Starbucks Corp.	^	66,641
	Starpharma Holdings-Spon Adr	11,600	Starpharma Holdings-Spon Adr	^	120,408
	Starwood Property Trust Inc	441	Starwood Property Trust Inc	^	9,415
	StatoilHydro Asa-Spon Adr	240	StatoilHydro Asa-Spon Adr	^	5,141
	Stemline Therapeutics Inc	4,000	Stemline Therapeutics Inc	^	62,400
	Stereotaxis Inc	63,000	Stereotaxis Inc	^	50,400

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Stmicroelectronics Nv	181	Stmicroelectronics Nv	^	3,951
	Strata Skin Sciences Inc	800	Strata Skin Sciences Inc	^	984
	Stratasys LTD	100	Stratasys LTD	^	1,996
	Suncor Energy Inc	140	Suncor Energy Inc	^	5,141
	Sunpower Corp	750	Sunpower Corp	^	6,322
	Suntrust Banks	728	Suntrust Banks	^	47,022
	Switch Inc - A	800	Switch Inc - A	^	14,552
	Synergy Pharmaceuticals Inc	6,600	Synergy Pharmaceuticals Inc	^	14,718
	Synopsys Inc	25	Synopsys Inc	^	2,131
	Sysco Corp	55	Sysco Corp	^	3,340
	Tableau Software Inc-Cl A	110	Tableau Software Inc-Cl A	^	7,612
	Taiwan Semiconductor	80	Taiwan Semiconductor	^	3,172
	Tanger Factory Outlet Centrs	280	Tanger Factory Outlet Centrs	^	7,423
	Target Corp	280	Target Corp	^	18,270
	Taseko Mines LTD	10,000	Taseko Mines LTD	^	23,300
	TEGNA Inc	350	TEGNA Inc	^	4,928
	Tencent Holdings Ltd ADR	198	Tencent Holdings Ltd ADR	^	10,297
	Teranga Gold Corp	40	Teranga Gold Corp	^	95
	Terra Tech Corp (trtcd 3/13/18)	15,000	Terra Tech Corp (trtcd 3/13/18)	^	5,805
	Tesaro Inc	100	Tesaro Inc	^	8,287
	Tesla Inc	1	Tesla Inc	^	311
	Teva Pharmaceutical Industries LTD ADR	31,000	Teva Pharmaceutical Industries LTD ADR	^	587,450
	Texas Instruments Inc	141	Texas Instruments Inc	^	14,726
	Textron Inc	145	Textron Inc	^	8,206
	TG Therapeutics Inc	400	TG Therapeutics Inc	^	3,280
	The Kraft Heinz Co	133	The Kraft Heinz Co	^	10,342
	The Medicines Inc	100	The Medicines Inc	^	2,734
	The Mosaic Co	1,240	The Mosaic Co	^	31,818
	The Wendy’s Co	100	The Wendy’s Co	^	1,642
	Thermo Fisher Scientific Inc	482	Thermo Fisher Scientific Inc	^	91,522
	Tilly’s Inc-Class A Shrs	350	Tilly’s Inc-Class A Shrs	^	5,166
	Time Warner Inc	420	Time Warner Inc	^	38,417
	Total Fina Elf Sa Adr	102	Total Fina Elf Sa Adr	^	5,640
	Transenterix Inc	1,945	Transenterix Inc	^	3,754
	Transocean Ltd	101	Transocean Ltd	^	1,079
	Travelers Cos Inc	5	Travelers Cos Inc	^	678
	Trevena Inc	1,800	Trevena Inc	^	2,880
	Triangle Capital Corp	4,000	Triangle Capital Corp	^	37,960
	Trinity Industries Inc.	400	Trinity Industries Inc.	^	14,984
	Tronox Inc/New	300	Tronox Inc/New	^	6,153
	Tucows Inc	100	Tucows Inc	^	7,005
	Twilio Inc - A	1,150	Twilio Inc - A	^	27,140
	Twitter Inc	11,595	Twitter Inc	^	278,396
	Tyson Foods Inc Cl A	135	Tyson Foods Inc Cl A	^	10,944
	UBS Group AG	1	UBS Group AG	^	18
	Ultragenyx Pharmaceutical In	250	Ultragenyx Pharmaceutical In	^	11,595
	Under Armor Inc - Cl A	305	Under Armor Inc - Cl A	^	4,401
	Under Armor Inc - CL C	1,600	Under Armor Inc - CL C	^	21,312
	Union Pacific Corp.	400	Union Pacific Corp.	^	53,640
	Unitedhealth Group Inc	473	Unitedhealth Group Inc	^	104,278
	Uniti Group Inc	1,000	Uniti Group Inc	^	17,790
	Universal Display Corp	5	Universal Display Corp	^	863

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Urban Outfitters Inc	200	Urban Outfitters Inc	^	7,012
	Urogen Pharma Ltd	100	Urogen Pharma Ltd	^	3,721
	US Bancorp - Del	1,201	US Bancorp - Del	^	64,350
	Us Global Nanospace Inc	2,000	Us Global Nanospace Inc	^	2
	V.F. Corp.	100	V.F. Corp.	^	7,400
	Valeant Pharmaceuticals Intl	3,221	Valeant Pharmaceuticals Intl	^	66,932
	Vantiv Inc — Cl A (wp 01/16/18 )	11	Vantiv Inc — Cl A (wp 01/16/18 )	^	809
	Vector Group Ltd	142	Vector Group Ltd	^	3,178
	Vedanta Ltd	1	Vedanta Ltd	^	21
	Veeva Systems Inc-Class A	90	Veeva Systems Inc-Class A	^	4,975
	Veolia Environnement ADR	1	Veolia Environnement ADR	^	25
	Verastem Inc	500	Verastem Inc	^	1,535
	Veritas Pharma Inc	1	Veritas Pharma Inc	^	1
	Verizon Communications	4,278	Verizon Communications	^	226,442
	Versartis Inc	100	Versartis Inc	^	220
	Visa Inc Class A Shares	1,103	Visa Inc Class A Shares	^	125,764
	VMWare Inc Class A	41	VMWare Inc Class A	^	5,138
	Vulcan Matls Co	40	Vulcan Matls Co	^	5,135
	W P Carey Inc	65	W P Carey Inc	^	4,478
	Wabtec	90	Wabtec	^	7,329
	Waddell & Reed Financial Cl A	1	Waddell & Reed Financial Cl A	^	22
	Walgreens Boots Alliance Inc	210	Walgreens Boots Alliance Inc	^	15,264
	Walmart Inc	1,608	Walmart Inc	^	158,811
	Waste Management Inc	500	Waste Management Inc	^	43,150
	Wells Fargo & Co New	202	Wells Fargo & Co New	^	12,249
	Welltower Inc (well 02/28/18)	40	Welltower Inc (well 02/28/18)	^	2,551
	Western Digital Corp	3,900	Western Digital Corp	^	310,167
	Westlake Chemical Corp	271	Westlake Chemical Corp	^	28,870
	Westport Innovations Inc	500	Westport Innovations Inc	^	1,880
	Wheaton Precious Metals Corp	290	Wheaton Precious Metals Corp	^	6,418
	Williams Co.	201	Williams Co.	^	6,128
	WPX Energy Inc	1,300	WPX Energy Inc	^	18,291
	Xcel Energy Inc	60	Xcel Energy Inc	^	2,887
	Xilinx Inc	5	Xilinx Inc	^	337
	Yellow Media Ltd	25	Yellow Media Ltd	^	168
	Yext Inc	4,000	Yext Inc	^	48,120
	Yum China Holdings Inc	200	Yum China Holdings Inc	^	8,004
	Yum! Brands Inc.	200	Yum! Brands Inc.	^	16,322
	Zayo Group Holdings Inc	25	Zayo Group Holdings Inc	^	920
	Zenosense Inc	750	Zenosense Inc	^	262
	Zoetis Inc	685	Zoetis Inc	^	49,347
	Zogenix Inc	400	Zogenix Inc	^	16,020
	Zosano Pharma Corp (zsan 01/26/18)	200	Zosano Pharma Corp (zsan 01/26/18)	^	104
	Bank Of America Corp-Cw19	20,000	Bank Of America Corp-Cw19	^	351,200
	Citigroup Inc Cw19	100,000	Citigroup Inc Cw19	^	10,010
	Silverbow Resources Inc	9	Silverbow Resources Inc	^	2
	Silverbow Resources Inc	9	Silverbow Resources Inc	^	2
	Yellow Media Ltd-Cw22	14	Yellow Media Ltd-Cw22	^	6
			TOTAL COMMON STOCKS		103,652,892

	COMMON COLLECTIVE FUNDS
	Loomis Sayles Large Cap Growth Trust C	2,076,782	Loomis Sayles Large Cap Growth Trust C	^	41,909,461

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Prudential Core Plus Bond Fund Class 5	284,532	Prudential Core Plus Bond Fund Class 5	^	45,946,278
			TOTAL COMMON COLLECTIVE FUNDS		87,855,739

	MUTUAL FUNDS
	Aberdeen Asia Pacific Income Fd	2,672	Aberdeen Asia Pacific Income Fd	^	13,041
	Akre Focus Fund-Ret	2,285	Akre Focus Fund-Ret	^	74,064
	Alerian Mlp ETF	250	Alerian Mlp ETF	^	2,698
	Alps International Sector Di	200	Alps International Sector Di	^	5,730
	Alps Sector Dividend Dogs	125	Alps Sector Dividend Dogs	^	5,725
	Amcent Select Inv	71	Amcent Select Inv	^	5,007
	Amer Funds New Persp F	123	Amer Funds New Persp F	^	5,283
	American Funds - New World Fun	489,340	American Funds - New World Fun	^	32,727,037
	Boulder Growth & Income Fund	200	Boulder Growth & Income Fund	^	2,218
	Brookfield Gl Listed Real Estate Fund - Cl Y	22,803	Brookfield Gl Listed Real Estate Fund - Cl Y	^	304,875
	Brookfield Global Listed Inf	967	Brookfield Global Listed Inf	^	12,503
	Brown Cap Small Co Instl	596	Brown Cap Small Co Instl	^	53,230
	Calamos Conv Opp Inc Sbi	1,448	Calamos Conv Opp Inc Sbi	^	16,208
	Calamos Convertible & High Income	7,225	Calamos Convertible & High Income	^	85,618
	Calamos Global Total Return	2,000	Calamos Global Total Return	^	30,120
	Cambria Global Asset Allocat	400	Cambria Global Asset Allocat	^	10,994
	Cambria Global Momentum Etf	500	Cambria Global Momentum Etf	^	13,695
	Cambria Shareholder Yield Et	1,000	Cambria Shareholder Yield Et	^	38,390
	Carillon Eagle Small Cap Growth Fund R5	470,007	Carillon Eagle Small Cap Growth Fund R5	^	29,558,730
	Carillon Scout Mid Cap Fund Class I	77	Carillon Scout Mid Cap Fund Class I	^	1,465
*	City National Rochdale High Yield Bond-Sv	9,045	City Natl High Yield Bond-Sv	^	72,448
*	City National Rochdale Dividend & Income Fund Cl N	9,118	City National Rochdale Dividend & Income Fund Cl N	^	367,439
*	City National Rochdale Emerging Markets Fund Cl N	2,886	City National Rochdale Emerging Markets Fund Cl N	^	149,960
*	City National Rochdale Fixed Income Opportunities Fund Cl N	106,992	City National Rochdale Fixed Income Opportunities Fund Cl N	^	2,744,338
*	City National Rochdale Government Bond Fund Instl	2,114,220	City National Rochdale Government Bond Fund Instl	^	21,966,745
*	City National Rochdale Government Bond Fund Svc	53,339	City National Rochdale Government Bond Fund Svc	^	554,193
*	City National Rochdale High Yield Bd Fd - Ins #2645	3,969,778	CNR High Yield Bd Fd - Ins #2645	^	31,837,618
*	City National Rochdale Corp Bd-Sv	129,393	Cty Natl Rochdale Corp Bd-Sv	^	1,340,507
*	City National Rochdale Em Mkt-Y	25,815	City Natl Rochdale Em Mkt-Y	^	1,344,425
*	City National Rochdale Us Cre-Srv	2,502	Cty Natl Rochdale Us Cre-Srv	^	41,403
	Columbia Mid Cap Value Fund Instl 3	764,203	Columbia Mid Cap Value Fund Instl 3	^	10,439,009
	Currencyshares Canadian Doll	80	Currencyshares Canadian Doll	^	6,280
	Delaware Small Cap Value I	390,825	Delaware Small Cap Value I	^	27,158,449
	Direxion Daily Csi China Int	21	Direxion Daily Csi China Int	^	1,073
	Direxion Daily FTSE China Bull 3X Shares	200	Direxion Daily FTSE China Bull 3X Shares	^	6,804
	Direxion Daily Latin America	24	Direxion Daily Latin America	^	775
	Dodge & Cox Income	3,884	Dodge & Cox Income	^	53,440
	Doubleline Total Return Bond N	7,996	Doubleline Total Return Bond N	^	84,913
	Drxn Daily S&P Biotech Bull	1	Drxn Daily S&P Biotech Bull	^	78
	Drxn Daily S&P Oil&Gas Bear	410	Drxn Daily S&P Oil&Gas Bear	^	4,863
	Eaton Vance Fl Rate Adv-I	6,028	Eaton Vance Fl Rate Adv-I	^	65,641
	Eaton Vance Ltd Duration Income	2,000	Eaton Vance Ltd Duration Income	^	27,300
	Eaton Vance Sr Floating Rate Fund	100	Eaton Vance Sr Floating Rate Fund	^	1,444
	Eaton Vance Tax - Managed Glob	2,016	Eaton Vance Tax - Managed Glob	^	18,913
	EuroPacific Growth R6	859,873	EuroPacific Growth R6	^	48,273,284
	Fidelity Business & Outsource	149	Fidelity Business & Outsource	^	8,123
	Fidelity Contrafund	244	Fidelity Contrafund	^	29,890
	Fidelity Emerging Market	269	Fidelity Emerging Market	^	8,798

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Fidelity Info Tech ETF	60	Fidelity Info Tech ETF	^	2,998
	Fidelity New Markets Inc	2,517	Fidelity New Markets Inc	^	40,819
	Fidelity Otc	316	Fidelity Otc	^	34,705
	Fidelity Sel Constr&hous	123	Fidelity Sel Constr&hous	^	7,975
	Fidelity Sel Defense&aer	40	Fidelity Sel Defense&aer	^	6,713
	Fidelity Sel Med Equip	155	Fidelity Sel Med Equip	^	6,803
	Fidelity Sel Retailing	62	Fidelity Sel Retailing	^	8,229
	Fidelity Select Semiconductors Porfolio	76	Fidelity Select Semiconductors Porfolio	^	8,453
	Fidelity Select Software and IT Services Portfolio	53	Fidelity Select Software and IT Services Portfolio	^	8,788
	First Trust Multi Cap Growth	3,000	First Trust Multi Cap Growth	^	196,938
	Gabelli Equity Tr Inc	1,625	Gabelli Equity Tr Inc	^	10,059
	Global X Lithium & Battery Tech ETF	105	Global X Lithium & Battery Tech ETF	^	4,070
	Global X MSCI Columbia ETF	343	Global X MSCI Columbia ETF	^	3,441
	Guggenheim S&P 500 Equal Weight(rsp 4/09/18)	3,150	Guggenheim S&P 500 Equal Weight(rsp 4/09/18)	^	318,245
	Harding Loevner Intl Eqty - IN	236	Harding Loevner Intl Eqty - IN	^	5,364
	Highland/Iboxx Senior Loan E	1,796	Highland/Iboxx Senior Loan E	^	32,671
	Innovator Ibd Etf Leaders Et	600	Innovator Ibd Etf Leaders Et	^	15,330
	Ipath S&P 500 VIX S/T Fu ETN	150	Ipath S&P 500 VIX S/T Fu ETN	^	4,188
	iShares 20+ Year Treasury Bond	50	iShares 20+ Year Treasury Bond	^	6,343
	iShares China Large-Cap ETF	150	iShares China Large-Cap ETF	^	6,926
	Ishares Core Dividend Growth	150	Ishares Core Dividend Growth	^	5,217
	Ishares Core Msci Emerging	50	Ishares Core Msci Emerging	^	2,845
	Ishares Core S&P 500 ETF	75	Ishares Core S&P 500 ETF	^	20,164
	Ishares Core S&P Mid-Cap ETF	170	Ishares Core S&P Mid-Cap ETF	^	32,263
	Ishares Core S&P Small-Cap ETF	1,670	Ishares Core S&P Small-Cap ETF	^	128,273
	Ishares Core US REIT ETF	26	Ishares Core US REIT ETF	^	1,296
	Ishares Edge MSCI USA Momentum Factor	1,039	Ishares Edge MSCI USA Momentum Factor	^	107,152
	Ishares Gold Trust	5,235	Ishares Gold Trust	^	65,490
	iShares International Develope	34	iShares International Develope	^	1,016
	Ishares Mortgage Real Estate	25	Ishares Mortgage Real Estate	^	1,130
	Ishares MSCI Austria ETF	300	Ishares MSCI Austria ETF	^	7,392
	iShares MSCI Brazil Small-Cap	450	iShares MSCI Brazil Small-Cap	^	7,330
	iShares MSCI Germany ETF	11	iShares MSCI Germany ETF	^	363
	Ishares MSCI Italy ETF	200	Ishares MSCI Italy ETF	^	6,088
	Ishares MSCI Mexico ETF	60	Ishares MSCI Mexico ETF	^	2,957
	Ishares MSCI Spain ETF	11	Ishares MSCI Spain ETF	^	360
	Ishares MSCI Switzerland ETF	11	Ishares MSCI Switzerland ETF	^	391
	Ishares MSCI Taiwan ETF	142	Ishares MSCI Taiwan ETF	^	5,142
	iShares MSCI USA ETF	5	iShares MSCI USA ETF	^	179
	iShares Russell 2000 ETF	1,000	iShares Russell 2000 ETF	^	152,460
	iShares Russell 2000 Growth ETF	20	iShares Russell 2000 Growth ETF	^	3,734
	ISHARES SILVER TRUST ISHARES	2,001	ISHARES SILVER TRUST ISHARES	^	31,996
	iShares U.S. Financial Service	30	iShares U.S. Financial Service	^	3,913
	iShares U.S. Insurance ETF	45	iShares U.S. Insurance ETF	^	2,997
	iShares US Preferred Stock ETF	1,013	iShares US Preferred Stock ETF	^	38,575
	iShares US Real Estate ETF	80	iShares US Real Estate ETF	^	6,481
	iShares USTechnology ETF	18	iShares USTechnology ETF	^	2,930
	Janus Henderson Enterprise Fund N Shares	250,821	Janus Henderson Enterprise Fund N Shares	^	29,744,903
	Janus Henderson Global Unconstrained Bond Fund T Shares	3,601	Janus Henderson Global Unconstrained Bond Fund T Shares	^	34,460
	John Hancock Pfd Income III	2,000	John Hancock Pfd Income III	^	37,500
	John Hancock Preferred Income Fund	3,000	John Hancock Preferred Income Fund	^	64,260
	JPMorgan Global Allocat-A	271	JPMorgan Global Allocat-A	^	5,038

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Kayne Anderson Energy Total Return	6,398	Kayne Anderson Energy Total Return	^	64,359
	Kranesh Bosera MSCI China A	175	Kranesh Bosera MSCI China A	^	6,027
	Kraneshares CSI China Intern	11	Kraneshares CSI China Intern	^	645
	Liberty All Star Equity Fund	100	Liberty All Star Equity Fund	^	630
	Matthews India Fund	313	Matthews India Fund	^	10,735
	Meridian Growth	1,138	Meridian Growth	^	47,370
	Nuveen Credit Strategies Income Fund	3,874	Nuveen Credit Strategies Income Fund	^	31,847
	Nuveen Dividend And Income Closed-End Fnd	5,000	Nuveen Dividend And Income Closed-End Fnd	^	61,480
	Nuveen Floating Rate Income	2,000	Nuveen Floating Rate Income	^	22,420
	Nuveen Nasdaq 100 Dynamic Ov	1,539	Nuveen Nasdaq 100 Dynamic Ov	^	37,259
	Nuveen Preferred & Income Opportunities Fund	5,370	Nuveen Preferred & Income Opportunities Fund	^	55,529
	Nuveen S&P 500 Buy-Write Inc	1,038	Nuveen S&P 500 Buy-Write Inc	^	14,791
	Oakmark I	214	Oakmark I	^	18,057
	Oppenheimer Glob A	47	Oppenheimer Glob A	^	4,543
	Pimco All Asset Fund D (pasa.x 3/23/18)	3,111	Pimco All Asset Fund D (pasa.x 3/23/18)	^	37,800
	Pimco Corporate & Income Opportunity Fund	1,528	Pimco Corporate & Income Opportunity Fund	^	25,150
	Pimco Corporate & Income Strategy Fund	1,000	Pimco Corporate & Income Strategy Fund	^	17,200
	Pimco Dynamic Credit and Mortgaga Income Fund	200	Pimco Dynamic Credit and Mortgaga Income Fund	^	4,488
	Pimco High Income Fund	7,458	Pimco High Income Fund	^	55,639
	Pimco Income Fund-D (pona.x 3/23/18)	564	Pimco Income Fund-D (pona.x 3/23/18)	^	6,994
	Pimco Income Opportunity Fund	1,526	Pimco Income Opportunity Fund	^	39,548
	Powershares Db Oil 2X Short	96	Powershares Db Oil 2X Short	^	8,520
	Powershares DWA Smallcap Momentum Portfolio	6,500	Powershares DWA Smallcap Momentum Portfolio	^	316,680
	Powershares DWS Momentum Portfolio	2,533	Powershares DWS Momentum Portfolio	^	130,779
	Powershares Emerging Mar Sov De PT	80	Powershares Emerging Mar Sov De PT	^	2,363
	Powershares Preferred Portfolio	265	Powershares Preferred Portfolio	^	3,938
	Powershares QQQ Nasdaq 100	61	Powershares QQQ Nasdaq 100	^	9,501
	Powershares S&P 500 High Dividend Low Volatility Portfolio	150	Powershares S&P 500 High Dividend Low Volatility Portfolio	^	6,364
	Primecap Odyssey Aggr Growth	1,401	Primecap Odyssey Aggr Growth	^	62,127
	Proshares Short High Yield	400	Proshares Short High Yield	^	9,248
	Proshares Short QQQ	75	Proshares Short QQQ	^	2,668
	Proshares TR Ultra Oil & Gas	1	Proshares TR Ultra Oil & Gas	^	40
	Proshares Ultra Vix St Future	95	Proshares Ultra Vix St Future	^	970
	ProShares UltraShort Bloomberg Crude Oil	210	ProShares UltraShort Bloomberg Crude Oil	^	5,158
	Proshares Ultrashort QQQ	500	Proshares Ultrashort QQQ	^	6,695
	Proshares Ultrashort Real Estate	213	Proshares Ultrashort Real Estate	^	6,226
	Proshares Ultrashort S&P 500	375	Proshares Ultrashort S&P 500	^	15,394
	Proshrs Rsl 2000 Dvd Grw Etf	5,827	Proshrs Rsl 2000 Dvd Grw Etf	^	321,592
	Prshrs S&P Mid 400 Dvd Arist	1,618	Prshrs S&P Mid 400 Dvd Arist	^	88,262
	Ranger Equity Bear ETF	700	Ranger Equity Bear ETF	^	5,488
	Reaves Utility Income Trust	200	Reaves Utility Income Trust	^	6,188
	Robo Global Robotics and Automation Index	10	Robo Global Robotics and Automation Index	^	413
	Select Sector Spdr Tr - Industrial	625	Select Sector Spdr Tr - Industrial	^	47,294
	Select Sector Spdr Utilities	1	Select Sector Spdr Utilities	^	53
	SPDR Biotech ETF	5,100	SPDR Biotech ETF	^	432,837
	Spdr Bloomberg Barclays High Yield Bond	1,244	Spdr Bloomberg Barclays High Yield Bond	^	45,680
	SPDR GOLD TRUST GOLD SHS	200	SPDR GOLD TRUST GOLD SHS	^	24,730
	Spdr Port Ttl Stck Mrkt	27	Spdr Port Ttl Stck Mrkt	^	897
	Spdr Portfolio Developed World ex-US ETF	57	Spdr Portfolio Developed World ex-US ETF	^	1,807
	SPDR Portfolio Emerging Markets ETF	8	SPDR Portfolio Emerging Markets ETF	^	305
	SPDR Portfolio Mid Cap ETF	300	SPDR Portfolio Mid Cap ETF	^	10,008
	Spdr Portfolio S&P 500 Growth ETF	750	Spdr Portfolio S&P 500 Growth ETF	^	24,750

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	SPDR Portfolio S&P 500 Value ETF	20	SPDR Portfolio S&P 500 Value ETF	^	614
	Spdr S&P 400 Mid Cap Value E	3	Spdr S&P 400 Mid Cap Value E	^	309
	SPDR S&P 500 ETF Trust	2,151	SPDR S&P 500 ETF Trust	^	574,016
	SPDR S&P 600 S/C Value Fund	10	SPDR S&P 600 S/C Value Fund	^	1,257
	SPDR S&P 600 Small Cap Growth	53	SPDR S&P 600 Small Cap Growth	^	12,052
	Spdr S&P Dividend	2,851	Spdr S&P Dividend	^	269,362
	Spdr S&P Midcap 400 EFT Trust	350	Spdr S&P Midcap 400 EFT Trust	^	120,893
	Sprott Physical Gold Trust	1,683	Sprott Physical Gold Trust	^	17,823
	Stone Ridge Reinsur Risk Pre	22,582	Stone Ridge Reinsur Risk Pre	^	202,788
	T Rowe Price Inst Large Cap Value	1,873,721	T Rowe Price Inst Large Cap Value	^	43,807,601
	T Rowe Price Retire 2035	10,205	T Rowe Price Retire 2035	^	193,592
	T Rowe Price US Large-Cap Core Fund Inv	388	T Rowe Price US Large-Cap Core Fund Inv	^	9,245
	T. Rowe Price Cap Apprec	3,817	T. Rowe Price Cap Apprec	^	107,935
	T. Rowe Price Global Allocation Fund Class Nl	399	T. Rowe Price Global Allocation Fund Class Nl	^	5,061
	T. Rowe Price Gr Stk	161	T. Rowe Price Gr Stk	^	10,072
	T. Rowe Price Health Sci	1,157	T. Rowe Price Health Sci	^	81,390
	T. Rowe Price Intl Disc	139	T. Rowe Price Intl Disc	^	9,905
	T. Rowe Price Scitech	133	T. Rowe Price Scitech	^	6,070
	Target Retirement 2065 Fund Inv	7,647	Target Retirement 2065 Fund Inv	^	165,931
	Tekla Life Sciences Investors	25	Tekla Life Sciences Investors	^	491
	Templeton Dragon Fund	9	Templeton Dragon Fund	^	194
	Templeton Global Bond Fd - Ad	1,287,891	Templeton Global Bond Fd - Ad	^	15,261,507
	Thompson Bond Funds, Inc.	611	Thompson Bond Funds, Inc.	^	6,963
	Tiaa Cref Inst Intl Equity Index Fund R	433	Tiaa Cref Inst Intl Equity Index Fund R	^	8,933
	TIAA Crf Large Cap Gr Idx Retire	1,293	TIAA Crf Large Cap Gr Idx Retire	^	37,559
	TIAA-Cref Bond Fund-Rtr	2,915	TIAA-Cref Bond Fund-Rtr	^	30,839
	TIAA-Cref Gl Nat Res-Rtr (liquidated 4/13/18)	480	TIAA-Cref Gl Nat Res-Rtr (liquidated 4/13/18)	^	4,076
	TIAA-Cref Real Est Sec-Rtl	298	TIAA-Cref Real Est Sec-Rtl	^	4,604
	Touchstone Small Cap Fund Y	4,063	Touchstone Small Cap Fund Y	^	61,479
	Trimtabs All Cap US Free Cash Flow ETF	130	Trimtabs All Cap US Free Cash Flow ETF	^	4,384
	Tweedy Browne Global Value	8,735	Tweedy Browne Global Value	^	248,862
	United States Oil Fund LP	950	United States Oil Fund LP	^	11,409
	US Natural Gas Fund LP (ung 01/04/18)	1	US Natural Gas Fund LP (ung 01/04/18)	^	6
	VanEck Vectors Egypt Index ETF	100	VanEck Vectors Egypt Index ETF	^	3,270
	VanEck Vectors Gold Miners	200	VanEck Vectors Gold Miners	^	4,648
	VanEck Vectors Poland ETF	300	VanEck Vectors Poland ETF	^	5,928
	VanEck Vectors Russia ETF	1	VanEck Vectors Russia ETF	^	21
	Vaneck Vectors Semiconductor	40	Vaneck Vectors Semiconductor	^	3,912
	VanEck Vectors Vietnam ETF	961	VanEck Vectors Vietnam ETF	^	17,174
	Vanguard Dividend Apprec ETF	145	Vanguard Dividend Apprec ETF	^	14,794
	Vanguard Energy ETF	53	Vanguard Energy ETF	^	5,244
	Vanguard Extended Market Index Ins	588,245	Vanguard Extended Market Index Ins	^	49,853,798
	Vanguard Financials ETF	50	Vanguard Financials ETF	^	3,502
	Vanguard FTSE All WO X US SC	253	Vanguard FTSE All WO X US SC	^	30,179
	Vanguard FTSE All-World Ex-US	1,241	Vanguard FTSE All-World Ex-US	^	67,908
	Vanguard FTSE Developed Markets ETF	4,647	Vanguard FTSE Developed Markets ETF	^	208,464
	Vanguard FTSE Emerging Market	5,066	Vanguard FTSE Emerging Market	^	232,580
	Vanguard FTSE European ETF	17	Vanguard FTSE European ETF	^	1,019
	Vanguard Health Care	238	Vanguard Health Care	^	48,876
	Vanguard High Dividend Yield	793	Vanguard High Dividend Yield	^	67,905
	Vanguard Hi-Yld Corp	4,872	Vanguard Hi-Yld Corp	^	28,842
	Vanguard Inst Idx	424,462	Vanguard Inst Idx	^	103,339,559

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Vanguard Intermediate Term B	60	Vanguard Intermediate Term B	^	5,030
	Vanguard Large Cap ETF	100	Vanguard Large Cap ETF	^	12,258
	Vanguard Real Estate ETF	163	Vanguard Real Estate ETF	^	13,526
	Vanguard S/T Corp Bond Etf	80	Vanguard S/T Corp Bond Etf	^	6,344
	Vanguard Small- Cap ETF	300	Vanguard Small- Cap ETF	^	44,340
	Vanguard Small Cap Value ETF	300	Vanguard Small Cap Value ETF	^	39,876
	Vanguard Smcp Idx	793	Vanguard Smcp Idx	^	56,100
	Vanguard Specialized Div Growth Fd	5,482	Vanguard Specialized Div Growth Fd	^	145,543
	Vanguard Target Retirement 2020	328,584	Vanguard Target Retirement 2020	^	10,310,955
	Vanguard Target Retirement 2030	375,229	Vanguard Target Retirement 2030	^	12,618,953
	Vanguard Target Retirement 2040	364,043	Vanguard Target Retirement 2040	^	13,021,819
	Vanguard Target Retirement 2050	272,793	Vanguard Target Retirement 2050	^	9,875,109
	Vanguard Target Retirement 2055 Fund Inv	115,129	Vanguard Target Retirement 2055 Fund Inv	^	4,516,513
	Vanguard Target Retirement 2060 Fund	56,876	Vanguard Target Retirement 2060 Fund	^	1,970,186
	Vanguard Tgt Retire Income	58,775	Vanguard Tgt Retire Income	^	796,400
	Vanguard Tgt Retirement 2015	203,608	Vanguard Tgt Retirement 2015	^	3,121,312
	Vanguard Tgt Retirement 2025	741,479	Vanguard Tgt Retirement 2025	^	13,717,353
	Vanguard Tgt Retirement 2035	740,858	Vanguard Tgt Retirement 2035	^	15,328,355
	Vanguard Tgt Retirement 2045	609,509	Vanguard Tgt Retirement 2045	^	13,713,959
	Vanguard Tot Int St Idx-Inst	190,047	Vanguard Tot Int St Idx-Inst	^	23,191,397
	Vanguard Tot World Stk Index	20	Vanguard Tot World Stk Index	^	1,485
	Vanguard Total Bd Idx In	2,253,561	Vanguard Total Bd Idx In	^	24,225,779
	Vanguard Total Bond Market	45	Vanguard Total Bond Market	^	3,671
	Vanguard Total Stock Market ETF	7	Vanguard Total Stock Market ETF	^	970
	Vanguard Wellesleyinc	4,377	Vanguard Wellesleyinc	^	117,961
	Velocityshares 2X Vix Sh-Trm	254	Velocityshares 2X Vix Sh-Trm	^	1,407
	Virtus Global Dividend & Income Fund Inc	5,000	Virtus Global Dividend & Income Fund Inc	^	67,000
	Virtus Global Multi-Sector	2,000	Virtus Global Multi-Sector	^	35,000
	Virtus Total Return Fund Inc	2,000	Virtus Total Return Fund Inc	^	25,800
	Wasatch Emerging India Fd	555	Wasatch Emerging India Fd	^	2,481
	Wasatch Hoisington US Treas	312	Wasatch Hoisington US Treas	^	5,246
	Western Asset Emerging Markets Debt	3,000	Western Asset Emerging Markets Debt	^	46,650
	Wisdomtree Europe Hedged Equ	1,475	Wisdomtree Europe Hedged Equ	^	93,972
	Wisdomtree Japan Dividend Fund	1,775	Wisdomtree Japan Dividend Fund	^	105,311
			TOTAL MUTUAL FUNDS		605,440,529

	PARTNERSHIPS
	Blackstone Group LP	20,012	Blackstone Group LP	^	640,773
	Calumet Specialty Products LP	2	Calumet Specialty Products LP	^	15
	Cone Midstream Partners LP (cnxm 01/04/18)	1	Cone Midstream Partners LP (cnxm 01/04/18)	^	17
	CVR Refining LP	1	CVR Refining LP	^	17
	Energy Transfer Equity LP	111	Energy Transfer Equity LP	^	1,924
	Energy Transfer Partners LP	1,753	Energy Transfer Partners LP	^	31,416
	Enterprise Products Pptns LP	3,511	Enterprise Products Pptns LP	^	93,083
	KKR & Co LP	1,275	KKR & Co LP	^	26,852
	NGL Energy Partners LP	101	NGL Energy Partners LP	^	1,419
	Plains All American Pipeline LP	200	Plains All American Pipeline LP	^	4,128
	Seadrill Partners Llc	1,002	Seadrill Partners Llc	^	3,667
	Suburban Propane L P	66	Suburban Propane L P	^	1,599
	Sunoco LP	2	Sunoco LP	^	57
	Tallgrass Energy Gp LP	150	Tallgrass Energy Gp LP	^	3,861
	Tc Pipelines LP	177	Tc Pipelines LP	^	9,399

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Terra Nitrogen Company LP (acquired 04/02/18)	35	Terra Nitrogen Company LP (acquired 04/02/18)	^	2,793
	Williams Partners LP	1	Williams Partners LP	^	39
			TOTAL PARTNERSHIPS		821,059

	OPTIONS
	Amazon Com Inc @1145 12/29/17	1	Amazon Com Inc @1145 12/29/17	^	5
	Acadia Pharmaceuticals Inc @28 1/19/18	(2)	Acadia Pharmaceuticals Inc @28 1/19/18	^	-500
	Acadia Pharmaceuticals Inc @31 3/16/18	(1)	Acadia Pharmaceuticals Inc @31 3/16/18	^	-241
	Achaogen Inc @15 3/16/18	(3)	Achaogen Inc @15 3/16/18	^	-198
	Adamis Pharmaceuticals Corp @5 1/19/18	15	Adamis Pharmaceuticals Corp @5 1/19/18	^	415
	Adamis Pharmaceuticals Corp @5 3/16/18	(19)	Adamis Pharmaceuticals Corp @5 3/16/18	^	-1,324
	Adamis Pharmaceuticals Corp @5 6/15/18	(24)	Adamis Pharmaceuticals Corp @5 6/15/18	^	-2,564
	Agenus Inc @4 4/20/18	(8)	Agenus Inc @4 4/20/18	^	-282
	Alibaba Group Holding-Sp ADR @185 1/05/18	(12)	Alibaba Group Holding-Sp ADR @185 1/05/18	^	-65
	Ally Financial Inc @22 1/19/18	(2)	Ally Financial Inc @22 1/19/18	^	-1,442
	American Eagle Outfitters @5 1/18/19	5	American Eagle Outfitters @5 1/18/19	^	6,910
	Amtrust Financial Services @10 2/16/18	(10)	Amtrust Financial Services @10 2/16/18	^	-885
	Applied Optoelectronics Inc @38 1/12/18	(2)	Applied Optoelectronics Inc @38 1/12/18	^	-375
	Applied Optoelectronics Inc @45 3/16/18	(1)	Applied Optoelectronics Inc @45 3/16/18	^	-196
	Aratana Therapeutics Inc @7.5 05/18/18	(11)	Aratana Therapeutics Inc @7.5 05/18/18	^	-184
	Avadel Pharmaceuticals @10 3/16/18	(3)	Avadel Pharmaceuticals @10 3/16/18	^	-142
	Axovant Sciences Ltd @7.5 2/16/18	(3)	Axovant Sciences Ltd @7.5 2/16/18	^	-300
	Bank Of America Corp @27 1/19/18	(2)	Bank Of America Corp @27 1/19/18	^	-527
	Bank Of America Corp @30 1/18/19	(7)	Bank Of America Corp @30 1/18/19	^	-2,005
	Bank Of America Corp @31 3/16/18	(2)	Bank Of America Corp @31 3/16/18	^	-120
	Brookdale Senior Living Inc @10 04/20/18	(13)	Brookdale Senior Living Inc @10 04/20/18	^	-1,301
	CenturyLinkl Inc @14 01/19/18	(2)	CenturyLinkl Inc @14 01/19/18	^	-548
	Cheniere Energy Inc @52 1/19/18	3	Cheniere Energy Inc @52 1/19/18	^	777
	Diebold Nixdorf Inc @17.5 5/18/18	(2)	Diebold Nixdorf Inc @17.5 5/18/18	^	-325
	Dynavax Technologies Corp @20 01/19/18	(2)	Dynavax Technologies Corp @20 01/19/18	^	-156
	Dynavax Technologies Corp @21 4/20/18	(1)	Dynavax Technologies Corp @21 4/20/18	^	-266
	Dynavax Technologies Corp @24 4/20/18	(3)	Dynavax Technologies Corp @24 4/20/18	^	-564
	Energy Transfer Partners LP @17 03/16/18	(2)	Energy Transfer Partners LP @17 03/16/18	^	-276
	Energy Transfer Partners LP @17 1/19/18	(2)	Energy Transfer Partners LP @17 1/19/18	^	-215
	Ensco Plc @6 1/19/18	(8)	Ensco Plc @6 1/19/18	^	-181
	Facebook Inc-A @185 12/29/17	(12)	Facebook Inc-A @185 12/29/17	^	-12
	Fireeye Inc @15 2/02/18	(6)	Fireeye Inc @15 2/02/18	^	-318
	Fireeye Inc @16 2/16/18	(2)	Fireeye Inc @16 2/16/18	^	-83
	Fitbit Inc Cl A @8 1/19/18	5	Fitbit Inc Cl A @8 1/19/18	^	3
	Flexion Therapeutics Inc @25 5/18/18	(2)	Flexion Therapeutics Inc @25 5/18/18	^	-870
	Flexion Therapeutics Inc @25 8/17/18	(2)	Flexion Therapeutics Inc @25 8/17/18	^	-1,128
	Gilead Sciences Inc @55 1/17/20	4	Gilead Sciences Inc @55 1/17/20	^	8,170
	Gilead Sciences Inc @55 1/18/19	3	Gilead Sciences Inc @55 1/18/19	^	5,432
	Gilead Sciences Inc @75 2/16/18	(1)	Gilead Sciences Inc @75 2/16/18	^	-145
	Global X MSCI Colombia ETF @11 3/16/18	16	Global X MSCI Colombia ETF @11 3/16/18	^	118
	Gulfport Energy Corp @12.5 4/20/18	(6)	Gulfport Energy Corp @12.5 4/20/18	^	-849

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Heron Therapeutics Inc @16 03/16/18	(2)	Heron Therapeutics Inc @16 03/16/18	^	-663
	Intercept Pharmaceuticals In @80 01/18/19	(1)	Intercept Pharmaceuticals In @80 01/18/19	^	-953
	Juno Therapeutics Inc @47.5 2/16/18	(2)	Juno Therapeutics Inc @47.5 2/16/18	^	-713
	Keryx Biopharmaceuticals @5 3/16/18	(9)	Keryx Biopharmaceuticals @5 3/16/18	^	-481
	Lexicon Pharmaceuticals Inc @11 07/20/18	(2)	Lexicon Pharmaceuticals Inc @11 07/20/18	^	-257
	MSG Networks Inc @22.5 5/18/18	(1)	MSG Networks Inc @22.5 5/18/18	^	-94
	Neos Therapeutics Inc @10 2/16/18	(2)	Neos Therapeutics Inc @10 2/16/18	^	-234
	NRG Energy Inc @30 1/19/18	4	NRG Energy Inc @30 1/19/18	^	262
	Nvidia Corp @200 12/29/17	20	Nvidia Corp @200 12/29/17	^	80
	Ocular Therapeutix Inc @5 1/19/18	(5)	Ocular Therapeutix Inc @5 1/19/18	^	-79
	Ocular Therapeutix Inc @5 3/16/18	(16)	Ocular Therapeutix Inc @5 3/16/18	^	-924
	Ocular Therapeutix Inc @7.5 6/15/18	(10)	Ocular Therapeutix Inc @7.5 6/15/18	^	-477
	Omeros Corp @16 5/18/18	(3)	Omeros Corp @16 5/18/18	^	-1,625
	Papa Murphy’s Holdings Inc @7.5 2/16/18	6	Papa Murphy’s Holdings Inc @7.5 2/16/18	^	71
	Paratek Pharmaceuticals Inc @20 1/19/18	(2)	Paratek Pharmaceuticals Inc @20 1/19/18	^	-90
	Plains All American Pipeline LP @20 01/19/18	(2)	Plains All American Pipeline LP @20 01/19/18	^	-180
	Portola Pharmaceuticals Inc @50 6/15/18	(1)	Portola Pharmaceuticals Inc @50 6/15/18	^	-813
	Portola Pharmaceuticals Inc @55 6/15/18	(3)	Portola Pharmaceuticals Inc @55 6/15/18	^	-1,846
	Priceline Group Inc/The @1782.5 12/29/17	1	Priceline Group Inc/The @1782.5 12/29/17	^	0
	Progenics Pharmaceuticals @7 2/16/18	10	Progenics Pharmaceuticals @7 2/16/18	^	283
	Progenics Pharmaceuticals Inc @6 05/18/18	(10)	Progenics Pharmaceuticals Inc @6 05/18/18	^	-1,239
	Progenics Pharmaceuticals Inc @7 01/18/19	(10)	Progenics Pharmaceuticals Inc @7 01/18/19	^	-1,414
	Progenics Pharmaceuticals Inc @7 5/18/18	(2)	Progenics Pharmaceuticals Inc @7 5/18/18	^	-166
	Progenics Pharmaceuticals Inc @8 1/19/18	40	Progenics Pharmaceuticals Inc @8 1/19/18	^	200
	Puma Biotechnology Inc @115 1/19/18	50	Puma Biotechnology Inc @115 1/19/18	^	5,895
	Puma Biotechnology Inc @120 1/19/18	50	Puma Biotechnology Inc @120 1/19/18	^	3,598
	Qualcomm Inc @40 1/18/19	10	Qualcomm Inc @40 1/18/19	^	24,177
	Radius Health Inc @30 1/19/18	(1)	Radius Health Inc @30 1/19/18	^	-271
	Range Resource Corp. @17 3/16/18	(6)	Range Resource Corp. @17 3/16/18	^	-871
	Riot BlockChain Inc @27.5 12/29/17	(4)	Riot BlockChain Inc @27.5 12/29/17	^	-620
	Roku Inc @56 12/29/17	(20)	Roku Inc @56 12/29/17	^	-100
	Royal Bank Of Scot-Spon ADR @10 1/18/19	8	Royal Bank Of Scot-Spon ADR @10 1/18/19	^	178
	Royal Bank Of Scot-Spon Adr @7 1/18/19	(7)	Royal Bank Of Scot-Spon Adr @7 1/18/19	^	-876
	Royal Bank Of Scot-Spon Adr @7 1/18/19	22	Royal Bank Of Scot-Spon Adr @7 1/18/19	^	2,755
	Sage Therapeutics Inc @140 1/18/19	(1)	Sage Therapeutics Inc @140 1/18/19	^	-5,136
	Seadrill Ltd @2 1/18/19	20	Seadrill Ltd @2 1/18/19	^	150
	Skyworks Solutions Inc @100 1/19/18	25	Skyworks Solutions Inc @100 1/19/18	^	1,808
	Snap Inc - A @5 1/17/20	4	Snap Inc - A @5 1/17/20	^	4,176
	Snap Inc - A @7 4/20/18	5	Snap Inc - A @7 4/20/18	^	3,805
	Spdr Gold Trust Gold Shs @50 1/18/19	5	Spdr Gold Trust Gold Shs @50 1/18/19	^	11,204
	Synergy Pharmaceuticals Inc @2 01/19/18	(42)	Synergy Pharmaceuticals Inc @2 01/19/18	^	-1,472
	Synergy Pharmaceuticals Inc @2 7/20/18	(12)	Synergy Pharmaceuticals Inc @2 7/20/18	^	-930
	Synergy Pharmaceuticals Inc @2.5 4/20/18	(10)	Synergy Pharmaceuticals Inc @2.5 4/20/18	^	-476
	Synergy Pharmaceuticals Inc @3.5 1/18/19	2	Synergy Pharmaceuticals Inc @3.5 1/18/19	^	127
	Tegna Inc @14 4/20/18	(3)	Tegna Inc @14 4/20/18	^	-310

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2017 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2017

			(c)
	(b)		Description of investment, including		(e)
	Identity of issuer, borrower,		maturity date, rate of interest,	(d)	Current
(a)	lessor or similar party	shares	collateral, par or maturity value	Cost	value

	Tesaro Inc @85 1/19/18	(1)	Tesaro Inc @85 1/19/18	^	-323
	TG Therapeutics Inc @10 1/18/19	(4)	TG Therapeutics Inc @10 1/18/19	^	-980
	The Medicines Inc @28 4/20/18	(1)	The Medicines Inc @28 4/20/18	^	-304
	Transocean Ltd @10 1/18/19	10	Transocean Ltd @10 1/18/19	^	2,332
	Transocean Ltd @3 1/18/19	10	Transocean Ltd @3 1/18/19	^	7,774
	Trevena Inc @2.5 3/16/18	(18)	Trevena Inc @2.5 3/16/18	^	-379
	Ultragenyx Pharmaceutical In @50 02/16/18	(2)	Ultragenyx Pharmaceutical In @50 02/16/18	^	-504
	Uniti Group Inc @17.5 5/18/18	(6)	Uniti Group Inc @17.5 5/18/18	^	-1,081
	Uniti Group Inc @20 2/16/18	(4)	Uniti Group Inc @20 2/16/18	^	-110
	Ziopharm Oncology Inc @8 1/19/18	9	Ziopharm Oncology Inc @8 1/19/18	^	7
	Zogenix Inc @35 1/18/19	(4)	Zogenix Inc @35 1/18/19	^	-5,908
			TOTAL OTHER ASSETS		39,226

	PARTICIPANT LOANS
*	CNB PARTICIPANT LOANS		1,081 Participant loans, bearing interest at 4.25% to 9.25% and maturities through January 2033		14,347,124
			TOTAL PARTICIPANT LOANS		14,347,124

			TOTAL ASSETS		888,119,038

*                 Denotes Party-In-Interest asset

^                Cost Information not provided as assets are part of an individual account plan that participants and beneficiaries directed with respect to assets allocated to his or her account.

Index to Exhibits

Exhibit No.	Exhibit
23.1	Consent of Moss Adams LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Bank Profit Sharing Plan

By: City National Bank

Date: June 28, 2018	By:	/s/ Michael Nunnelee
Senior Vice President